Exhibit 12
Boyd Gaming Corporation
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,
(In thousands, except ratio amounts)	2015	2014	2013	2012	2011
Income/(loss) from continuing operations before income taxes and (income) loss from unconsolidated affiliates	$4,061	$(42,202)	$(115,994)	$(1,139,235)	$(10,400)
Add:
Fixed charges	234,380	296,831	358,305	300,471	254,867
Distributed income of equity investees	14,095	—	—	—	—
Subtract:
Interest capitalized	(136)	(1,232)	(1,108)	(700)	(354)
Earnings/(losses), as defined (1)	$252,400	$253,397	$241,203	$(839,464)	$244,113

Fixed Charges:
Interest expensed, net of interest capitalized	$224,590	$283,387	$344,330	$290,004	$250,731
Interest capitalized	136	1,232	1,108	700	354
Interest component of rental expense	9,654	12,212	12,867	9,767	3,782
Fixed Charges (2)	$234,380	$296,831	$358,305	$300,471	$254,867

Ratio of earnings to fixed charges	1.1x	—	—	—	—
Deficiency of earnings to fixed charges	$—	$(43,434)	$(117,102)	$(1,139,935)	$(10,754)

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(1) For purposes of computing this ratio, "earnings" consist of income before income taxes and income/(loss) from unconsolidated affiliates, plus fixed charges (excluding capitalized interest) and distributed income of equity investees. Current year amortization of previously capitalized interest is not included as these amounts are not material.

(2) For purposes of computing this ratio, "fixed charges" include interest whether expensed or capitalized, amortization of debt expense, discount, or premium related to indebtedness (included in interest expense), and such portion of rental expense that we deem to be a reasonable representation of the interest factor.